Exhibit 99.1

Titan Medical to Present at Upcoming September Investment Conferences

TORONTO--(BUSINESS WIRE)--August 27, 2019--Titan Medical Inc. (“Titan” or the “Company”) (TSX: TMD) (Nasdaq: TMDI), a medical device company focused on the design, development and commercialization of a robotic surgical system for application in minimally invasive surgery (“MIS”), announces that management will present at two investment conferences in September.

On September 4, 2019, management will participate in a “fireside chat” at the 2019 Wells Fargo Healthcare Conference at 3:35 p.m. Eastern time. The conference is being held in Boston at the Westin Copley Place hotel September 4 and 5.

On September 10, 2019, management will present at the H.C. Wainwright 21st Annual Global Investment Conference at 4:15 p.m. Eastern time. Management’s presentation will be webcast live and a replay will be available on the Investor Relations portion of the Company’s website. The conference is being held September 9 and 10 in New York City at the Lotte New York Palace hotel.

About Titan Medical Inc.

Titan Medical Inc. is focused on computer-assisted robotic surgical technologies for application in MIS. The Company is developing a single-port robotic surgical system comprised of a surgeon-controlled patient cart that includes a 3D high-definition vision system and multi-articulating instruments for performing MIS procedures, and a surgeon workstation that provides an advanced ergonomic interface to the patient cart and a 3D endoscopic view inside the patient’s body. Titan intends to initially pursue gynecologic surgical indications for use of its single-port robotic surgical system.

For more information, please visit the Company’s website at www.titanmedicalinc.com.

Contacts

LHA Investor Relations
Kim Sutton Golodetz
(212) 838-3777
kgolodetz@lhai.com
or
Bruce Voss
(310) 691-7100
bvoss@lhai.com